Exhibit 99.1

E-House Announces Completion of New Share Issuance to Management

SHANGHAI, China, March 25, 2013 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced that it recently completed its new share issuance to the management team as previously announced on December 10, 2012.

As a result of the transaction, the Company issued an aggregate of 17,790,125 ordinary shares of the Company to Kanrich Holdings Limited (“Kanrich”), a British Virgin Islands company owned by certain key members of the Company’s management, including Mr. Xin Zhou, co-chairman of the Company’s board of directors and chief executive officer, for an aggregate purchase price of approximately $62.6 million. After completion of the share issuance, the E-House management team became the Company’s largest shareholder as a group, with a combined stake of approximately 31%.

As previously announced, the Company intends to use up to all of the proceeds from the share issuance to Kanrich to repurchase the Company’s ADSs on the open market in compliance with applicable law and in a manner consistent with market conditions and the interests of its shareholders. The shares issued to Kanrich are subject to a 12-month lock-up period. This lock-up restriction does not apply to the creation or enforcement of the share charge created by Kanrich for the benefit of a certain third-party lender, which to the knowledge of the Company, entered into a margin loan facility agreement and related share and account charge with Kanrich to provide financing for the purchase of the new shares of the Company.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 240 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com